ACHIEVEMENT TEC HOLDINGS, INC.
                             711 South Columbus Ave.
                             Mount Vernon, NY 10550




                                                     November 24, 2003




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      Achievement Tec Holdings, Inc. (the "Company")
                  SEC File Number 333-90916-Registration Statement on Form SB-2 SEC File Number 333-66768 Post-effective Amendment No. to Registration Statement on Form SB-2


Ladies and Gentlemen:

         We previously filed the above referenced registration statements on Form SB-2. We hereby request that such registration statements be withdrawn at your earliest convenience. No securities were offered or sold pursuant to any of the registration statements. We request this withdrawal because of the financial burden to complete the review process, as well as the fact that the securities included in such registration statements are now eligible for sale under Rule
144. If you have any questions concerning this matter, please contact the undersigned or our counsel, Darrin M. Ocasio, Esq. at 212-398-1493.

         Thank you for your assistance in this matter.


                         ACHIEVEMENT TEC HOLDINGS, INC.


                                                     By: /s/ MILTON COTTER
                                                         Milton Cotter
                                                         -------------
                                                         Chief Executive Officer